Exhibit 12.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2011	2010	2009	2008	2007

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.4449	0.3959	0.3824	0.3617	0.3758
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5551	0.6041	0.6176	0.6383	0.6242
Pre-Tax Preferred Stock Dividends	$2,378	$2,185	$$2,137	$$2,068	$2,115

FIXED CHARGES:
Interest Expense	$40,460	$39,217	$42,887	$45,307	$44,621
Amortization of Debt Premium, Discount and Expense	414	417	406	410	471
Interest Component of Rentals	1,267	1,101	1,239	1,290	1,288

Total Fixed Charges	42,141	40,735	44,532	47,007	46,380
Pre-Tax Preferred Stock Dividends	2,378	2,185	2,137	2,068	2,115

Total Fixed Charges and Preferred Stock Dividends	$44,519	$42,920	$46,669	$49,075	$48,495

EARNINGS:
Net Income	$69,590	$102,349	$106,585	$114,182	$90,500
Add:
Income Taxes	55,786	67,081	66,018	64,707	54,497
Total Fixed Charges	42,141	40,735	44,532	47,007	46,380

Total Earnings	$167,517	$210,165	$217,135	$225,896	$191,377

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.8	4.9	4.7	4.6	3.9